Mail Stop 3561

November 5, 2007

Stephen E. Cox, Chief Executive Officer
Cox Distribution, Inc.
P.O. Box 430
Cokeville, WY 83114

> **Re:** **Cox Distribution, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 9, 2007**
> **File No. 333-145712**

Dear Mr. Cox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated September 24, 2007. Given the nature of the relationship of the selling shareholders to you, the amount of time the shares have been held and consideration paid for the shares, we reissue our prior comment 1. Please revise to disclose that the shares will be sold at a fixed price for the duration of the offering.

Recent Sales of Unregistered Securities, page II-2

2. You have disclosed that you issued 9.1 million shares to Stephen E. Cox on April 6, 2007 yet the disclosure in note 3 to the financial statements indicates that the exchange took place on April 6, 2006. Please reconcile these statements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551- 3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary B. Wolff, Esq.